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                                                           ONE FINANCIAL CENTER
                                                               BOSTON, MA 02111
[GRAPHIC OF MINTZ LEVIN LOGO]                                      617-542-6000
                                                               617-542-2241 FAX
BRIAN P. KEANE | 617 348 3093 |  bkeane@mintz.com                 www.mintz.com





                                January 4, 2007


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Filing Desk

         Re:  SYNTA PHARMACEUTICALS CORP.
              AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 REGISTRATION NO. 333-138894


Ladies and Gentlemen:

         On behalf of Synta Pharmaceuticals Corp. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 (the "Amendment") to the Company's Registration Statement on Form S-1, initially filed with the Commission on November 22, 2006 and amended on December 1, 2006. Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated December 19, 2006 from Jeffrey Riedler, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of the Comment Letter to Mr. Riedler as well as to each of John Krug, Tabitha Akins and Joseph Roesler of the Commission.

FORM S-1

GENERAL

1. COMMENT: Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

         RESPONSE: The Commission is supplementally advised that the Company does not intend to use any graphic, visual or photographic information in the prospectus other than the Company's logo (located on the outside front and back covers of the prospectus). If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Commission on a supplemental basis. The Company acknowledges that the Commission may have further comments regarding any such information.



               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

   BOSTON|WASHINGTON|NEW YORK|STAMFORD|LOS ANGELES|PALO ALTO|SAN DIEGO|LONDON


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2007
Page 2


2. COMMENT: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

         RESPONSE: The Commission's comment is noted.

3. COMMENT: Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

         RESPONSE: The Commission's comment is noted.

4. COMMENT: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

         RESPONSE: The Commission's comment is noted, and the Company has made appropriate changes throughout the prospectus in accordance with the comments.

5. COMMENT: Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

         RESPONSE: The Commission's comment is noted.

COVER PAGE

6.       COMMENT: Please remove the phrase "joint book-running managers."

         RESPONSE: In response to this comment, the Company has removed the phrase "Joint Book-Running Managers" from the cover page of the prospectus.

PROSPECTUS SUMMARY, PAGE 1

7. COMMENT: Please expand the discussion to briefly indicate that you currently have no products approved for commercial sale and you have not generated any revenues from commercial sales.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 1 to indicate that it currently has no products approved for commercial sale and it has not generated any revenues from commercial sales.

8. COMMENT: We note your discussion on page one of Fast Track designation for your STA-4783 product. Please revise your discussion to explain what Fast Track designation signifies and to clarify


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2007
Page 3


         that such status does not mean you may eliminate any phases of clinical study. Please also state how Fast Track status facilitates the drug development and regulatory review process.

         RESPONSE: In response to this comment, the Company has revised the disclosure on pages 1 and 60 as requested.

OUR ONCOLOGY PROGRAMS, PAGE 1
STA-4783

9. COMMENT: We note the statistical information in the last paragraph on page 1. Please clarify whether the potential market for STA-4783 will include anyone suffering from metastatic melanoma or a smaller group of sufferers. If you anticipate the use of STA-4783 for metastatic melanoma will be indicated for only some patients, you should identify the indication and disclose the number of individuals who would meet that indication.

         RESPONSE: In response to this comment, the Company has revised the disclosure on pages 2 and 64 to include the following disclosure:
         "The initial target indication for STA-4783 is metastatic melanoma. We are unaware of any reliable industry data for the prevalence of metastatic melanoma in the United States or worldwide."

10. COMMENT: Please expand the discussion to indicate when you filed IND's for each of your drug candidates.

         RESPONSE: In response to this comment, the Company has revised the disclosure on pages 3 and 61 to indicate that the IND for STA-4783 was filed in September 2002 and on pages 3 and 62 to indicate that the initial IND for apilimod was filed in March 2003.

11. COMMENT: Throughout the document, including your business section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. Please provide us supplementally with copies of the sources from which you obtained the statistical and other data for the following statements. These copies should be marked to indicate the information supporting your statements.

         o "We believe this is the first blinded clinical trial of a drug candidate for the treatment of metastatic melanoma in 30 years to meet its primary endpoint with statistical significance." Page 1

         o "Melanoma is the deadliest type of skin cancer and is the sixth most commonly diagnosed cancer in the United States. The National Cancer Institute has estimated that the prevalence of melanoma in the United States, or the number of patients alive who have been diagnosed with the disease, is more than 660,000. The American Cancer Society estimates that in 2006, the incidence, or number of newly diagnosed cases, in the United States will be approximately 62,000 with 8,000 deaths from the disease. According to GLOBOCAN, the worldwide incidence of melanoma in 2002 was 160,177, with 40,781 deaths from the disease." Pages 1 and 61.


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2007
Page 4


         o "The World Health Organization estimates that more than 11 million people are diagnosed with cancer every year worldwide, and seven million people dies from the disease annually. The American Cancer Society estimates that approximately 1.4 million people in the United States will be diagnosed with cancer in 2006, and approximately 565,000 people will die from the disease. Chemotherapeutics are the second largest therapeutic class of pharmaceuticals in the world, with global sales of $28.5 billion in 2005." Page 61.

         o "In 2001, the American Joint Committee on Cancer estimated that approximately 15% of patients with melanoma were initially diagnosed with advanced-stage disease, which consists of state III and stage IV melanoma. However, recent scientific articles suggest that this percentage may grow significantly with the increased use of improved diagnostic techniques. In a study reported in the February 2003 issue of The Journal of the American college of Surgeons, approximately 38% of 175 patients originally diagnosed with stage I or stage II melanoma should have been categorized with stage III melanoma." Page 62.

         o "In metastatic melanoma, the response rate of single agent paclitaxel has been reported as less than 20%. A study published in 2002 in Cancer Investigation showed that combining DTIC and paclitaxel for the treatment of metastatic melanoma was not superior to using each agent alone." Page 62.

         To the extent that the statements are your beliefs or estimates, please present the basis for your estimates and beliefs. To the extent that these estimates are based on information obtained from other reports, you should provide these reports and explain how they were used to form your estimates.

         RESPONSE: In response to this comment, the Company has supplementally provided the Commission copies of the sources from which it obtained all statistical and other data in the prospectus. The copies are marked to indicate the information supporting such statements.

         With respect to the statement set forth in the first bullet point above that the Company believes that the Phase 2b clinical trial of STA-4783 "is the first blinded clinical trial of a drug candidate for the treatment of metastatic melanoma in 30 years to meet its primary endpoint with statistical significance" the Company supplementally informs the Commission that:

         o the Company reviewed publicly available information published by the FDA with respect to drugs approved for the treatment of metastatic melanoma;


         o the Company conducted a thorough review of publicly available information about clinical trials conducted for metastatic melanoma;


         o the Company conducted a thorough review of published papers, reports and scientific articles on melanoma; and

         o the Company reviewed information published on melanoma by foundations such as the Melanoma Research Foundation.


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2007
Page 5


         During this process, the Company was not able to identify even one blinded clinical trial for a drug candidate for the treatment of metastatic melanoma in the past 30 years to meet its primary endpoint with statistical significance. The Company has supplementally provided the Commission two articles on melanoma that highlight the current state of treatments for metastatic melanoma and the need for improved treatment options. In addition, literature on melanoma routinely sites the absence of improved treatment options for metastatic melanoma as evidenced by the fact sheet published by the Melanoma Research Foundation supplementally provided to the Commission.

12. COMMENT: We note the reference to the trials anticipated to be initiated in 2007. Where applicable throughout the prospectus, please update the discussion concerning the status and timing of trials and related events, e.g., pages 1 and 3.

         RESPONSE: The Commission is supplementally advised that the Company has reviewed the prospectus and determined that the discussion concerning the status and timing of trials and related events throughout the prospectus is currently accurate.

"RISKS ASSOCIATED WITH OUR BUSINESS", PAGE 4

13. COMMENT: Please revise the embedded list of risks to present this information in bullet point format.

         RESPONSE: In response to this comment, the Company has revised the embedded list of risks on pages 4 and 5 to present this information in bullet point format.

"IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS...", PAGE 11

14. COMMENT: It appears this risk factor describes two risks: the risk of not being able to raise the necessary funds and the risk of potential negative effects to shareholders as a result of raising additional funds. Please discuss these distinct risks in two separate risk factor headings and discussions.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 12 to separate the two distinct risks into two separate risk factors.

"WE DEAL WITH HAZARDOUS MATERIALS...", PAGE 19

15.      COMMENT: Please quantify the extent of your insurance coverage.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 19 as requested.

"WE RELY ON THIRD PARTIES TO CONDUCT OUR CLINICAL TRIALS..." PAGE 19

16. COMMENT: Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially


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Securities and Exchange Commission
January 4, 2007
Page 6


         dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

         RESPONSE: The Company respectfully submits that it does not believe that its agreements with clinical research organizations ("CROs") are required to be disclosed under Item 601(b)(10) of Regulation S-K. The Company currently engages a number of separate CROs to conduct its ongoing clinical trials pursuant separate CRO agreements. With respect to these agreements with the CROs, the Company advises the Commission that:

         o the Company has contracted with multiple CROs in the course of the development of its drug candidates and such agreements are entered into in the ordinary course of the Company's business; and

         o the Company believes, as demonstrated by the fact that it is currently reviewing proposals from three separate CROs with respect to its planned Phase 3 clinical trial of STA-4783, it could readily replace any CRO with any number of other CROs without any significant delay or disruption to the course of any given clinical trial.

         Accordingly, because (i) these agreements are entered into in the ordinary course of the Company's business and (ii) the Company's business is not substantially dependent on any such agreements or any single CRO, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

"WE HAVE NO MANUFACTURING CAPACITY AND DEPEND ON THIRD-PARTY MANUFACTURERS..." PAGE 20

"WE INTEND TO USE A SINGLE MANUFACTURER FOR THE SUPPLY OF STA-4783...", PAGE 21

17. COMMENT: Please identify your third-party manufacturers. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you may engage to manufacture your drug candidates.

         RESPONSE: With respect to the Company's drug candidates other than STA-4783, the Company respectfully submits that it does not believe that its current agreements with the manufacturers of the clinical trial supplies of these drug candidates are required to be disclosed under Item 601(b)(10) of Regulation S-K. With respect to these agreements, the Company advises the Commission that:

         o such agreements are entered into in the ordinary course of the Company's business;

         o such agreements relate only to limited quantities required for the Company's clinical trials, and the Company anticipates entering into other manufacturing agreements for commercial scale production of its clinical drug candidates as the Company moves closer to NDA filings with the FDA for these drug candidates; and


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January 4, 2007
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         o        because these agreements are only for limited clinical
                  supplies of drug candidates, the Company believes it could replace these manufacturers with minimal delay or disruption to any clinical trial.

         Accordingly, because (i) these agreements are entered into in the ordinary course of the Company's business and (ii) the Company's business is not substantially dependent on any such agreements, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

         With respect to the production of the active pharmaceutical ingredient ("API") of STA-4783, the Company currently engages two manufacturers and intends to use one of these manufacturers as the primary supplier of STA-4783 API for upcoming clinical trials and the other as a backup manufacturer. The Company respectfully submits that the agreements with its third-party manufacturers for the production of STA-4783 API are not required to be disclosed under Item 601(b)(10) of Regulation S-K. These agreements were entered into in the ordinary course of the Company's business and the Company does not believe that its business is substantially dependent on these agreements. The starting materials and reagents required for synthesizing STA-4783 API are commercially available from multiple sources and can be readily synthesized by proprietary processes developed by the Company that are not technically complex or manufacturer-specific. Therefore, even if both of the Company's current API manufacturers were unavailable, the Company believes it could replace these manufacturers with minimal to no delay or disruption to any clinical trial. Furthermore, the Company intends to have adequate API available for any future clinical trial for STA-4783 before the trial is initiated.

         With respect to the preparation of STA-4783 drug product, as noted on pages 21 and 85, the process is highly specialized and we believe that there are a limited number of third party contract manufacturers who are capable of conducting this process on our behalf. The Commission is supplementally advised that the Company has currently identified two suitable manufacturers capable of processing STA-4783 into drug product, Baxter Oncology GmbH ("Baxter") and Bioserv Corporation ("Bioserv"). The Company currently believes that it will use Baxter as the sole manufacturer for the drug supply of STA-4783 for its upcoming clinical trials and maintain Bioserv as a back-up supplier. As noted on pages 21 and 85, Baxter has verbally agreed to meet the manufacturing needs for the upcoming clinical trials. However, as also noted, we currently do not have a definitive, executed agreement with Baxter and are in the process of negotiating such an agreement. Accordingly, the Company respectfully submits that identification of Baxter as the single manufacturer of STA-4783 drug product is premature and would be misleading as there can be no assurances that the Company will actually engage Baxter in connection with the processing of STA-4783 under the currently proposed terms or at all. In addition, the Company believes that any identification of Baxter as the potential sole manufacturer would in fact hinder the Company's ability to negotiate a fair and reasonable agreement with Baxter or another manufacturer. When a definitive agreement is entered into between the Company and a third-party manufacturer, the Company will analyze such agreement as to materiality and determine whether disclosure is required and if the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If any such agreement is determined to be material the Company will either (i) file it as an exhibit to the Registration Statement and describe the material terms therein or (ii) if the agreement is entered into

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January 4, 2007
Page 8


         after the effective date of the Registration Statement, comply with the applicable requirements of Item 1.01 of Form 8-K.

"IF OUR PATENT POSITION DOES NOT ADEQUATELY PROTECT OUR DRUG CANDIDATES...", PAGE 22

18. COMMENT: We note there may be instances where your licensors and collaborators may be primarily or wholly responsible for the maintenance of patents and prosecution of patent applications. If you do not have the obligation to take action, do you have the right to take necessary action if the other party does not?

         RESPONSE: The Commission is supplementally advised that none of the intellectual property currently licensed by the Company is considered by the Company to be material to the Company or its business, nor is the Company currently a party to any material collaboration agreement. To avoid any confusion concerning its currently licensed intellectual property, the Company has revised the disclosure on page 23.

"IF A SUCCESSFUL PRODUCT LIABILITY CLAIM OR SERIES OF CLAIMS IS BROUGHT AGAINST US...", PAGE 26

19. COMMENT: Please expand the discussion to quantify the amount of product liability insurance coverage you currently maintain.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 26 as requested.

"OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR CHIEF EXECUTIVE OFFICER...", PAGE 28

20. COMMENT: Please expand the discussion to identify the other members of your executive and scientific teams upon whom you are dependent and who are not specifically identified on page 92.

         RESPONSE: The Commission is supplementally advised that the Company believes that it is not materially dependent on any members of its executive and scientific teams other than those specifically identified on page 97. The Company has revised the disclosure on page 29 to eliminate any confusion.

"INVESTORS IN THIS OFFERING WILL PAY A MUCH HIGHER PRICE..." PAGE 32

21. COMMENT: Please revise this discussion to also state that shareholders will contribute __% of the total amount to fund the registrant but will only own __% of the outstanding shares.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 33 as requested.


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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 4, 2007
Page 9

USE OF PROCEEDS, PAGE 34

22. COMMENT: Please refer to the second bullet. Please state where you expect to be in the clinical testing process with apilimod after the application of these proceeds, i.e. initiate Phase 2b trial, complete Phase 2b trial, complete a Phase 2b and initiate a Phase III trial, etc.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 35 as requested.

23. COMMENT: Please describe for which "general corporate purposes" you plan to use the proceeds from this offering. State an approximate dollar amount for each use.

         RESPONSE: In response to this comment, the company has revised the final bullet point on page 35 to list what it believes will be the material "general corporate purposes" for which it may use the stated proceeds. The Company respectfully submits, however, that it is impossible for it to determine with any degree of certainty, or to even estimate, how much it will spend on each such use.

24. COMMENT: We note you may use a portion of the net proceeds to fund possible acquisitions of, or invest in, technologies, products, or companies that complement your business. Please clarify from which currently specified allocation(s) you will take funds for such possible use.

         RESPONSE: In response to this comment, the Company has revised the disclosure on page 35 as requested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF..., PAGE 42

FINANCIAL OPERATIONS OVERVIEW, PAGE 43

RESEARCH AND DEVELOPMENT, PAGE 43

25. COMMENT: Please revise your table here to attribute the IPR&D expenses to each acquired product for each period presented including inception to date. To the extent that such expenses can not be reasonably attributed to specific products (whether currently or no longer pursuing), please include the amount of these costs for each period presented, in total and by nature of the costs.

         RESPONSE: The Company has revised the disclosure on pages 44 and 45 in the manner in which it believes is most clearly responsive to the Commission's comments. The Commission is supplementally advised that prior to 2003, the Company did not track its internal and external R&D costs and its personnel and related costs on an individual drug candidate basis.


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January 4, 2007
Page 10

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 46

STOCK-BASED COMPENSATION, PAGE 47

26. COMMENT: Please expand your current disclosure to include the following:

         a. Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the mid-December 2005 valuation and November 2006 retrospective valuation performed, including the actual amount of enterprise value and a discussion as to how that amount was estimated.

         b. Qualitatively and quantitatively discuss the specific factors and assumptions utilized in your probability-weighted, discounted cash flow analysis. Describe what "probability factors and discount rate" were considered and how you determined that they were reasonable and appropriate.

         c. Qualitatively and quantitatively disclose how your analysis considered the probability of selling the company, the probability of ultimately completing an initial public offering or not, and how the ultimate success of your "two most advanced drug candidates" were weighted in your calculation.

         d. Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

         RESPONSE: In response to this comment, the Company has revised the disclosure on pages 50 and 51 as requested.

         With respect to paragraph c above, the Commission is supplementally advised that the Board of Directors of the Company did not consider a sale of the Company to be probable as of the valuation date and accordingly the Company and the independent third party valuation firm did not use the probability of a sale of the entire company in its valuation analysis.

         With respect to paragraph d above, it is not possible for the Company to reasonably estimate the IPO price at this time. However, the Commission is supplementally advised that since the Board of Directors determined the fair value of the Company's common stock to be $3.50 per share in December 2005 (as subsequently validated by the retrospective valuation as of February 2006), it believes the following are the significant factors that have resulted in a change in valuation of the
         Company:

                  1. In June 2006, the Company received results from the interim analysis of its Phase 2b clinical trial of apilimod in Crohn's disease. These results indicated that it was unlikely that the trial would achieve its primary endpoint, and thus this trial was terminated.

                  2. In August 2006, the Company received results from its Phase 2b clinical trial of STA-4783 in melanoma. These results indicated that the trial had achieved its primary endpoint. The results were announced in September 2006.


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                  3.       In October 2006, due to increasingly favorable market
                           conditions for biotechnology offerings and positive responses related to the Company's release in September 2006 of the data from the Phase 2b melanoma trial, the Company determined to proceed with a potential initial public offering of its common stock and on October 24, 2006, held a kick-off meeting with the investment bankers to launch the offering effort.

                  4. In December 2006, Onyx Pharmaceuticals, Inc. and Bayer Pharmaceuticals Corporation announced that Nexavar, a drug candidate being developed by Onyx and Bayer for the treatment of advanced melanoma, did not meet the primary endpoint in its recently completed Phase 3 trial.

         As noted on page 52 of the Amendment, the Company believed that the clinical events set forth in 1 above (the failure of the Phase 2b trial of apilimod in Crohn's disease) and 2 above (the positive results in the Phase 2b trial of STA-4783 in melanoma) were offsetting events with respect to the valuation of the Company and it believes that it was reasonable that it continued to grant options with an exercise price of $3.50 per share through September 30, 2006.

         From October 1, 2006 through October 16, 2006, the Company granted options to purchase a total of 69,100 shares of common stock to new employees. In mid October 2006, when the Company affirmatively determined that it would move forward with a potential initial public offering, the Company stopped granting options. Since October 16, 2006, the Company has allocated 425,350 shares of common stock for options to be granted on the effective date of the registration statement at an exercise price equal to the IPO price.

         The Company believes that the announcement in December 2006 by Onyx and Bayer that Nexavar failed to meet its primary endpoint in a Phase 3 trial in advanced melanoma has added significant value to the Company. Nexavar was the development-stage drug candidate that was furthest along in clinical development for the treatment of melanoma. If the results of the Phase 3 trial were positive, Nexavar would have enjoyed a first-to-market competitive advantage over STA-4783. Accordingly, the Company believes that the failure of Nexavar in its Phase 3 trial has likely resulted in a significant increase in the value of the Company's lead drug candidate, STA-4783.

         The Commission is advised that when a price range for the initial public offering has been determined, the Company will take into consideration the foregoing, and it intends to reevaluate the fair value of its common stock and determine if an additional compensation charge is warranted for the options to purchase 69,100 shares granted in October 2006 at an exercise price of $3.50 and 48,573 restricted shares of common stock granted to our outside directors in November 2006.

27. COMMENT: You state at the bottom of page 48 that you contemporaneously estimated the fair value of the equity instruments issued, but you also go on to state on page 49 that you performed a retrospective analysis in November 2006. If you have performed contemporaneous valuations of your equity instruments please explain to us what necessitated the need to perform a retrospective valuation.

         RESPONSE: The Commission is supplementally advised that at a meeting on December 12, 2005, the Company's Board of Directors assessed the value of the Company's common stock and determined


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         its fair value to be $3.50 per share as of that date. The Board performed this assessment because there had been no sales of common stock since November 2004 (which were sold at $5.00 per share) and changes in market valuations and recent clinical setbacks led the Board to reconsider the valuation of the Company's common stock for option issuance purposes. The previous fair value as determined by the Board in January 2005 was $5.50 per share, contemporaneous with the previous filing of a registration statement for an initial public offering of the Company's common stock (which was subsequently withdrawn). There were no common shares ever sold at that price.

         As disclosed on page 50 of the Amendment in our response to comment
         26 above, the Board applied a number of factors in making its good faith determination of the fair value of the common stock. Nevertheless, in light of (i) the significant number of stock options granted in February 2006 and the number of stock options that were re-priced in March 2006, (ii) the continued focus on the fair value estimating processes used by private companies in valuing the stock underlying options, in particular, those imposed by Section 409A of the Internal Revenue Code, and (iii) the Company's plans to file a registration statement relating to an initial public offering of its common stock, the Company believed it was important to validate the previous good faith estimate of the fair value of the Company's common stock made by the Board in December 2005 by applying further objective and quantitative measurements to the valuation. Accordingly, the Company retained the professional assistance of an independent, third-party outside valuation expert to assist it in this effort. Based upon this effort, which included the objective calculations described in the disclosure on page 51 added in response to comment 26 above, the Company concluded that the fair value of $3.50 per share estimated by the Board was within a reasonable valuation range.

28. COMMENT: Please demonstrate how you determined the amount of the incremental stock-based compensation associated with the repriced options disclosed here in this note, including how you determined the aggregate amount of common stock to be purchased. We note that at December 31, 2005, the total number of options outstanding with exercise prices equal to or greater than $4 were approximately 4.9 million, and the remaining weighted average contractual life ranged between eight and ten years.

         RESPONSE: The Commission is supplementally advised that in February 2006, the Company's Board of Directors authorized the amendment of stock option agreements for all employees, board members and consultants who were employed or had an active business relationship with the Company as of March 1, 2006 and held stock options with exercise prices at or above $4.00 per share. The amendment, which affected stock options for 3,732,300 shares, reduced the exercise price of such options to $3.50 per share, the then fair value of the common stock as determined by the Board. The principal reason for the amendment was to incentivize employees who were granted options with an exercise price significantly above the fair market value of the common stock at the time of the repricing.

         At the date of the repricing, the Company believed that it was probable that the original awards would have vested under their original vesting terms. Therefore, in order to determine the incremental compensation cost associated with the modification of these stock options under SFAS No. 123R, the fair value of each modified award was compared to the fair value of the original award measured immediately before the terms were modified. In calculating the fair value of the stock option pre- and post-modification, the Black-Scholes model was utilized and the variables used in the valuation model for both the original award and modified award were identical except for the exercise price of the award. The volatility estimate of 75% was the same as the rate

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Securities and Exchange Commission
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         that the Company utilized for current stock option grants to new employees. The awards estimated lives in both instances were based upon the expectation of the life of each option during the remainder of the option term. The risk-free interest rate for each repriced option in both instances was based upon the treasury bill rate that conformed to the remaining expected lives of each option as of the date of the repricing. The weighted average incremental compensation expense was $0.20 per share for the options that were repriced.

         The portion of the calculated incremental stock compensation expense representing the 1,400,614 options that were vested as of the modification date was immediately expensed in the statement of operations. The remaining portion of the calculated charge, representing the 2,331,686 stock options that were unvested as of the modification date is being amortized through the statement of operations from the date of the repricing through the remaining service periods, subject to an estimate of forfeitures. In addition, the remaining unamortized portion of the stock-based compensation expense in connection with the original stock option grants that were subsequently repriced, continues to be amortized through the statement of operations over the remaining vesting periods.

29. COMMENT: Please tell us how you determined that the difference between the value of the common stock and the Series A convertible preferred stock purchase price was appropriate. In so doing, elaborate on the perceived value of the adjustable conversion feature on the Series A convertible preferred stock.

         RESPONSE: The Commission is supplementally advised that the Company's Series A convertible preferred stock (the "Series A Stock") was sold to investors on June 2, 2006 in a negotiated, arms-length transaction for $5.00 per share. Approximately 41% of the investors in the Series A Stock were new investors. As noted above in the response to comment 27, in December 2005, the Board of Directors of the Company determined the fair value of the Company's common stock to be $3.50 per share. This valuation was subsequently supported by the retrospective, independent third-party valuation of the Company determined as of February 2006 (see the response to Comment 26 above). In the Company's judgment, between December 2005 and the date of the Series A Stock sale in June 2006, no material events occurred that would have had an impact on the previously determined fair value of the Company's common stock of $3.50 per share. Accordingly, the Company believes that as of the date of sale of the Series A Stock, the fair value of the common stock was $3.50 per share.

         The Company respectfully submits that while it did not set a valuation of the common stock specifically in connection with the issuance of the Series A Stock, the difference in fair value between the Series A Stock ($5.00 per share) and the common stock ($3.50 per share) reasonably represents the value to the preferred shareholders of the following rights and preferences:

         o A CUMULATIVE 8% DIVIDEND. The Series A Stock is entitled to a cumulative 8% dividend.

         o A LIQUIDATION PREFERENCE. In the event of a liquidation event or a deemed liquidation (including a merger transaction), the Series A Stock is entitled to a liquidation preference equal to the Series A Stock purchase price of $5.00 per share, plus all accrued or declared but unpaid dividends before anything is paid to the common stock holders.


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Securities and Exchange Commission
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Page 14


         o A PRE-IPO ANTI-DILUTIVE CONVERSION FEATURE. The terms of the Series A Stock provide that, if prior to the closing of an initial public offering, the Company completes a private equity financing in which it receives gross proceeds of at least $5.0 million, the Series A Stock holders have the option of converting the Series A Stock into shares of the same type and class issued in such financing. The number of shares issuable upon such conversion would be determined by dividing the Series A Stock purchase price of $5.00 per share plus all accrued dividends by the per share purchase price in such financing.

         o AN IPO ANTI-DILUTIVE CONVERSION FEATURE. The terms of the Series A Stock have a protective anti-dilution feature that provides that in the event of conversion of the Series A Stock upon an initial public offering, each share of Series A Stock is convertible into a number of shares of Common Stock determined by dividing (1) the Series A Stock per share purchase price of $5.00 plus the accumulated dividend of 8% per year by (2) a conversion price equal to the lesser of (a) $5.00 or (b) 66.6667% of the initial public offering price per share. While the Series A Stock initially converts into one share of common stock, based on the price protection provided by this provision, the Series A Stock will convert into more than one share of common stock if the initial public offering price is below $7.50 per share (on a pre-split basis).

         By increasing the number of shares of common stock into which the Series A Stock is convertible in connection with an IPO, this anti-dilutive feature results in an effective purchase price per share of common stock issued upon conversion of the Series A Stock of less than $5.00 per share if the initial public offering price is below $7.50 per share. The Company believes that the difference in the relative values of the Series A Stock and the common stock reasonably reflects the foregoing rights and preferences, in particular the price protection conferred by the "IPO Anti-Dilutive Conversion Feature" noted above.

SAFETY PROFILE, PAGE 67

30. COMMENT: Please expand the discussion to define the terms "neutropenia" and "neuropathy."

         RESPONSE: In response to this comment, the company has revised the disclosure on page 70.

ACCOUNTING COMMENTS

DECEMBER 31, 2005 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-26

31. COMMENT: Please explain why you present of restricted cash within the operating section of the statement of cash flows. Include references to specific literature relied on in your determination.

         RESPONSE: The Commission is supplementally advised that restricted cash on our consolidated balance sheet relates to funds received as a subcontractor to a research grant contract awarded by the Defense Advanced Research Projects Agency. The required services under the contract have not been fully performed by the Company to date and, accordingly, are recorded in deferred revenue.


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Securities and Exchange Commission
January 4, 2007
Page 15


         When the related research services are performed, we will recognize the research grant contract revenue. As the nature of the restriction relates to our operations, we have reflected the change in restricted cash and the deferred revenue in our operating activities in the statement of cash flows. The Company notes that Paragraph 21 of Statement No. 95, STATEMENT OF CASH FLOWS, states that "Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operations activities are generally the cash effects of transactions and other events that enter into the determination of net income." We do not believe that the change in restricted cash relates to any investing or financing activity, and accordingly believe that the presentation of restricted cash within the operating section of the statement of cash flows is correct.


                                    * * * * *


         In addition, the Company notes that it has revised the disclosure in the Amendment to reflect the changes required by the final rules related to executive compensation and related person disclosure adopted by the Commission in August 2006 as well as the amendments to such rules set forth in the interim final rules adopted by the Commission in December 2006.


                                    * * * * *


         When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested "Tandy" language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

         We hope that the above responses and the related revisions to the Amendment will be acceptable to the Commission. Please do not hesitate to call the Jon Kravetz or Brian Keane of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

                                                   Very truly yours,

                                                   /s/ Brian P. Keane

                                                   Brian P. Keane

cc:  SECURITIES AND EXCHANGE COMMISSION
     John Krug
     Tabitha Akins
     Joseph Roesler
     Jeffrey Riedler


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Securities and Exchange Commission
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Page 16


     SYNTA PHARMACEUTICALS CORP.
     Safi R. Bahcall
     Keith Ehrlich
     Wendy E. Rieder

     MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
     Jonathan L. Kravetz
     Daniel Kajunski
     Ann Margaret Eames
     Heather Vernon

     ROPES & GRAY LLP
     Patrick O'Brien
     Michael Beauvais

     KPMG LLP
     Michael Rezuke
     Mark Valentine